

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
John Morris
Chief Executive Officer and Chief Technology Officer
Direct LED, Inc.
231 W. 39th Street, Suite 726
New York, New York 10018

> **Re:** **Direct LED, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 11, 2012**
> **File No. 333-182737**

Dear Mr. Morris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4

We are seeking additional financing to fund our product development…, page 4

1.   We note the statement that you need additional capital in part to complete the licensing agreements. Please revise to clarify the current status of your licensing negotiations, particularly in light of the greatly reduced amount of the recent capital infusion in comparison to the previously stated amount of $1.5 million. Please revise to update the reference to needing $1.5 million.

Management's Discussion and Analysis or Plan of Operation, page 17

2.   We note your response to prior comment 3. Further expand your added disclosure to disclose all the material terms (e.g., identify of investor, type of investment, terms of investment, etc.) of your capital infusion of $320,000. File the underlying agreement as an exhibit to the registration statement. Previously, you indicated that you needed at least $1.5 million in funding to continue as a going concern. Tell us what changed to reduce your funding needs.

Exhibit 23.1

3.   Please provide a new consent from your independent registered public accounting firm with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director